Exhibit 99.77C

2019 Annual Shareholder Meeting

The Fund’s 2019 annual meeting of shareholders (“Annual Meeting”) was held on April 18, 2019, for the following purposes:

1.	To elect three (3) Directors.

2.	To ratify the selection of Plante & Moran, PLLC as the independent registered public accountants of the Fund for the calendar year ending December 31, 2019.

The following directors were elected under Proposal 1: Luke E. Sims, Donald G. Tyler, and Neal F. Zalenko.  Under Proposal 2, shareholders ratified the selection of Plante & Moran, PLLC as the Fund’s independent registered public accountants for the 2019 calendar year.

Tabulation Report
Proposal 1 – Election of Directors
	For	Withheld
Luke E. Sims	2,332,823	186,819
Donald G. Tyler	2,432,769	86,873
Neal F. Zalenko	2,343,619	176,023

Proposal 2 –  Selection of Plante & Moran, PLLC

For	Against	Abstain
2,487,627	16,288	15,728

Total shares issued and outstanding on record date: 3,892,707